SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:           13 December 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 13 December 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London, WC2N 5EH

United Kingdom

Update- Routine announcements from

8 November to 12 December 2007

DATE	DETAILS

12.12.07 Directors Interests - Share Incentive Plan - monthly update
12.12.07 Publication of Final Terms (NGUSA Euro Medium Term Note Programme)
11.12.07 Financial Timetable- Update
3.12.07 Publication of Prospectus (NGUSA Euro Medium Term Note Programme)
3.12.07 Voting Rights and Capital (Transfer of shares out of Treasury)
29.11.07 Directors Interests- Performance Share Plan/ Special Retention Award Plan
23.11.07 Voting Rights and Capital (Transfer of shares out of Treasury)
16.11.07 Directors Interest- Bob Catell share purchase
13.11.07 Voting Rights and Capital (Transfer of shares out of Treasury)
9.11.07 Directors Interests - Share Incentive Plan - monthly update

Notes:

NG has continued its share repurchase programme. Annexed are further announcements made on 8, 9, 12, 13, 14, 15, 16, 19, 20, 21, 22, 23, 26, 27, 28, 29, and 30 November 2007 and 3, 4, 5, 6, 7, 10, 11 and 12 December 2007- in respect of repurchases on each preceding business day.

During the period two separate ‘same day’ National Grid plc Forms 6-k have been sent as follows:

14 November. Niagara Mohawk Power Corporation financial Results.

15 November. National Grid Results for the six months ended 30 September 2007.

ANNEX 2 – Copy Announcements as sent
___________________________________________________

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- Routine announcements from

8 November to 12 December 2007

National Grid PLC

12 December 2007

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to the National Grid USA's issue of SKK 500,000,000 4.61 per cent. Instruments due 13 December 2013 under the National Grid USA Euro 4,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7765j_-2007-12-12.pdf

For further information, please contact

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand

London WC2N 5EH

Tel: +44 20 7004 3365

Fax: +44 20 7004 3363

Clive Hawkins

Media Relations

National Grid plc

1-3 Strand

London WC2N 5EH

Tel: +44 20 7004 3147

Fax: +44 20 7004 3167

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus for the National Grid USA Euro 4,000,000,000 Euro Medium Term Note Programme dated 3 December 2007) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc (“NG”)

12th December 2007

Notification of Directors' Interests

-------------------------------------------------------------------------------------------------------

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated tHR color=blueough Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 26,904 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on Friday 7th December, at a price of 835 pence per share, on behalf of some 2,500 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	15 Ordinary Shares
Steven Holliday	15 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	357,187 Ordinary Shares
Steven Holliday	794,316 Ordinary Shares

-------------------------------------------------------------------------------------------------------

Contact: D C Forward, Assistant Secretary- (0207 004 3226)

National Grid plc ('National Grid ')

11th December 2007

National Grid Financial Timetable

for the year ending 31 March 2009

National Grid plc’s interim dividend 2007/08 of 11.7p per share will be paid on 23 January 2008. Following that, National Grid’s Financial Timetable is currently scheduled as follows:

31 January 2008	Interim Management Statement
15 May 2008	2007/08 preliminary results *
4 June 2008	Ordinary shares go ex-dividend
6 June 2008	Record date for 2007/08 final dividend
June 2008	Annual Report posted to shareholders*
9 July 2008	DRIP election date for 2007/08 final dividend
Late July 2008	Annual General Meeting International Convention Centre, Birmingham. And Interim Management Statement
20 August 2008	2007/08 final dividend paid to qualifying ordinary shareholders
20 November 2008	2008/09 half year results*
3 December 2008	Ordinary shares go ex-dividend
5 December 2008	Record date for 2008/09 interim Dividend.
5 December 2008	DRIP election date for 2008/09 interim dividend
21 January 2009	2008/09 interim dividend paid to qualifying ordinary shareholders

* Documents made available on the National Grid website (www.ngrid.com)

----------------------------------------------------------------------------------------------------

Contact:	D C Forward, Assistant Secretary (0207 004 3226)

National Grid PLC

3 December 2007

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus for the National Grid USA Euro 4,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0619j_-2007-12-3.pdf

For further information, please contact

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand

London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Monday 3 December 2007

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified late on Friday 30 November that 10,030 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital consists of 2,581,913,516 ordinary shares, of which 19,656,174 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,562,257,342 shares with voting rights.

The figure of 2,562,257,342 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

29th November 2007

National Grid plc (National Grid )

_______________________________

Notification of Directors' Interests

------------------------------------------------------

I	Performance Share Plan

____________________________________________________________

On 28 November 2007, the following directors were granted an award of shares in National Grid plc (the ‘Shares’) under the National Grid Performance Share Plan, calculated by reference to a share price of 800.9919p and an ADS share price of $83.3121. The extent to which awards will vest will depend upon the company’s performance against the relevant conditions. Subject to performance, the shares will vest on 1 July 2010 and will be transferred to participants net of deductions on 28 November 2011.

	Director	Number of Shares/ADSs*
1.	Edward Astle	41,198
2.	Steve Holliday	77,247
3.	Steve Lucas	47,125
4.	Mark Fairbairn	37,453
5.	Nick Winser	41,620
6.	Bob Catell	17,084*
7.	Tom King	24,006*

-------------------------------------------------------

II	Special Retention Award Plan

On 29 November 2007, Tom King was granted an award of 35,487 ADSs in National Grid (the ‘Shares’) under the National Grid Special Retention Award Plan, calculated by reference to a share price of $84.5360 per ADR. The award will vest in tHR color=blueee equal parts (on 29 November in 2008, 2009 and 2010). The ADSs will be transferred to the participant in accordance with the rules of the Plan.

The total share interests of the above directors, following these changes, are:

	Director	Number of Shares/ADSs*
1.	Edward Astle	743,821
2.	Steve Holliday	794,301
3.	Steve Lucas	663,767
4.	Mark Fairbairn	357,172
5.	Nick Winser	552,406
6.	Bob Catell	19,084*
7.	Tom King	59,493*

Contact: D C Forward, Assistant Secretary (020 7004 3226)

23rd November 2007

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified late yesterday that 3,660 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital consists of 2,583,033,516 ordinary shares, of which 13,076,643 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,569,956,873 shares with voting rights.

The figure of 2,569,956,873 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and transfer to Treasury, or cancellation, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc (‘National Grid’)

16th November 2007

Directors’ interests in National Grid plc (NG.) Ordinary Shares

Late yesterday, 15th November 2007, Bob Catell purchased a holding of 2,000 ADRS at $80.33 each (equivalent to 10,000 ordinary shares).

13th November 2007

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that 26,258 shares held in Treasury were transferred late yesterday to share scheme participants. Following this change, National Grid plc’s registered capital consists of 2,588,868,817 ordinary shares, of which 13,080,303 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,575,788,514 shares with voting rights.

The figure of 2,575,788,514 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA's Disclosure and Transparency Rules.

Note: This notification confirms actual capital as recorded on the register at the above date, allowing for changes recorded since the last notification. National Grid is currently undertaking a share repurchase programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation, or transfer to Treasury, of the shares involved (and any earlier repurchases which remain to be registered).

National Grid plc (“NG”)

9th November 2007

Notification of Directors' Interests

-------------------------------------------------------------------------------------------------------

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated tHR color=blueough Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 28,708 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 7th November, at a price of 797.5 pence per share, on behalf of some 2,500 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	16 Ordinary Shares
Steven Holliday	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	319,719 Ordinary Shares
Steven Holliday	717,054 Ordinary Shares

-------------------------------------------------------------------------------------------------------

Contact: D C Forward, Assistant Secretary- (0207 004 3226)

National Grid plc - Transaction in Own Shares

8 November 2007

National Grid plc announces that on 7 November 2007 it purchased for cancellation 445,216 of its ordinary shares at a price of 791.8092 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,575,317,040 and the number of ordinary shares in Treasury will be 13,106,561.

End

National Grid plc - Transaction in Own Shares

9 November 2007

National Grid plc announces that on 8 November 2007 it purchased for cancellation 1,510,000 of its ordinary shares at a price of 790.0912 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,573,807,040 and the number of ordinary shares in Treasury will be 13,106,561.

End

National Grid plc - Transaction in Own Shares

12 November 2007

National Grid plc announces that on 9 November 2007 it purchased for cancellation 1,268,900 of its ordinary shares at a price of 790.5360 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,572,538,140 and the number of ordinary shares in Treasury will be 13,106,561.

End

National Grid plc - Transaction in Own Shares

13 November 2007

National Grid plc announces that on 12 November 2007 it purchased for cancellation 1,120,000 of its ordinary shares at a price of 784.6325 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,571,444,398 and the number of ordinary shares in Treasury will be 13,080,303.

End

National Grid plc - Transaction in Own Shares

14 November 2007

National Grid plc announces that on 13 November 2007 it purchased for cancellation 1,301,628 of its ordinary shares at a price of 781.5175 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,570,142,770 and the number of ordinary shares in Treasury will be 13,080,303.

End

National Grid plc - Transaction in Own Shares

15 November 2007

National Grid plc announces that on 14 November 2007 it purchased for cancellation 1,309,557 of its ordinary shares at a price of 780.1459 pence per share from Morgan Stanley Securities Limited.

Following the purchase and upon cancellation of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,568,833,213 and the number of ordinary shares in Treasury will be 13,080,303.

End

National Grid plc - Transaction in Own Shares

16 November 2007

National Grid plc announces that on 15 November 2007 it purchased 1,031,480 of its ordinary shares at a price of 779.8962 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,567,801,733 and the number of ordinary shares in Treasury will be 14,111,783.

End

National Grid plc - Transaction in Own Shares

19 November 2007

National Grid plc announces that on 16 November 2007 it purchased 669,070 of its ordinary shares at a price of 794.9796 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,567,123,663 and the number of ordinary shares in Treasury will be 14,780,853.

End

National Grid plc - Transaction in Own Shares

20 November 2007

National Grid plc announces that on 19 November 2007 it purchased 1,215,000 of its ordinary shares at a price of 795.0880 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,565,917,663 and the number of ordinary shares in Treasury will be 15,995,853.

End

National Grid plc - Transaction in Own Shares

21 November 2007

National Grid plc announces that on 20 November 2007 it purchased 989,404 of its ordinary shares at a price of 785.4942 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,564,928,259 and the number of ordinary shares in Treasury will be 16,985,257.

End

National Grid plc - Transaction in Own Shares

22 November 2007

National Grid plc announces that on 21 November 2007 it purchased 904,405 of its ordinary shares at a price of 777.7652 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,564,023,854 and the number of ordinary shares in Treasury will be 17,889,662.

End

National Grid plc - Transaction in Own Shares

23 November 2007

National Grid plc announces that on 22 November 2007 it purchased 441,587 of its ordinary shares at a price of 784.8315 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,563,585,927 and the number of ordinary shares in Treasury will be 18,327,589.

End

National Grid plc - Transaction in Own Shares

26 November 2007

National Grid plc announces that on 23 November 2007 it purchased 438,401 of its ordinary shares at a price of 797.7244 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,563,147,526 and the number of ordinary shares in Treasury will be 18,327,589.

End

National Grid plc - Transaction in Own Shares

27 November 2007

National Grid plc announces that on 26 November 2007 it purchased 900,214 of its ordinary shares at a price of 815.0023 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,562,247,312 and the number of ordinary shares in Treasury will be 19,666,204.

End

National Grid plc - Transaction in Own Shares

28 November 2007

National Grid plc announces that on 27 November 2007 it purchased 628,963 of its ordinary shares at a price of 809.6084 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,561,618,349 and the number of ordinary shares in Treasury will be 20,295,167.

End

National Grid plc - Transaction in Own Shares

29 November 2007

National Grid plc announces that on 28 November 2007 it purchased 690,000 of its ordinary shares at a price of 802.7577 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,560,928,349 and the number of ordinary shares in Treasury will be 20,985,167.

End

National Grid plc - Transaction in Own Shares

30 November 2007

National Grid plc announces that on 29 November 2007 it purchased 448,276 of its ordinary shares at a price of 815.5051 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,560,480,073 and the number of ordinary shares in Treasury will be 21,433,443.

End

National Grid plc - Transaction in Own Shares

3 December 2007

National Grid plc announces that on 30 November 2007 it purchased 714,776 of its ordinary shares at a price of 823.3493 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,559,775,597 and the number of ordinary shares in Treasury will be 22,137,919.

End

National Grid plc - Transaction in Own Shares

4 December 2007

National Grid plc announces that on 3 December 2007 it purchased 920,000 of its ordinary shares at a price of 816.2960 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,558,855,327 and the number of ordinary shares in Treasury will be 23,058,189.

End

National Grid plc - Transaction in Own Shares

5 December 2007

National Grid plc announces that on 4 December 2007 it purchased 1,250,000 of its ordinary shares at a price of 813.2690 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,557,605,327 and the number of ordinary shares in Treasury will be 24,308,189.

End

National Grid plc - Transaction in Own Shares

6 December 2007

National Grid plc announces that on 5 December 2007 it purchased 400,404 of its ordinary shares at a price of 814.6064 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,557,204,923 and the number of ordinary shares in Treasury will be 24,708,593.

End

National Grid plc - Transaction in Own Shares

7 December 2007

National Grid plc announces that on 6 December 2007 it purchased 466,776 of its ordinary shares at a price of 825.5636 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,556,738,147 and the number of ordinary shares in Treasury will be 25,175,369.

End

National Grid plc - Transaction in Own Shares

10 December 2007

National Grid plc announces that on 7 December 2007 it purchased 662,354 of its ordinary shares at a price of 832.5284 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,556,075,793 and the number of ordinary shares in Treasury will be 25,837,723.

End

National Grid plc - Transaction in Own Shares

11 December 2007

National Grid plc announces that on 10 December 2007 it purchased 439,675 of its ordinary shares at a price of 837.3784 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,555,636,118 and the number of ordinary shares in Treasury will be 26,277,398.

End

National Grid plc - Transaction in Own Shares

12 December 2007

National Grid plc announces that on 11 December 2007 it purchased 569,310 of its ordinary shares at a price of 837.9404 pence per share from Morgan Stanley Securities Limited. The purchased shares will be held as Treasury shares.

Following the purchase of these shares, the number of ordinary shares with voting rights in issue (excluding Treasury shares) will be 2,555,066,808 and the number of ordinary shares in Treasury will be 26,846,708.

End